UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN PACIFIC CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

028740108

(CUSIP Number)

SCOTT BARBEE

AEGIS FINANCIAL CORPORATION

6862 ELM STREET, SUITE 830

MCLEAN, VA 22101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028740108	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Aegis Financial Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 693,802
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 693,802

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,802
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.10%
14.	TYPE OF REPORTING PERSON* IA

CUSIP No. 028740108	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Scott Barbee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF & OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,800
	8.	SHARED VOTING POWER 693,802
	9.	SOLE DISPOSITIVE POWER 10,800
	10.	SHARED DISPOSITIVE POWER 693,802

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,602
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%
14.	TYPE OF REPORTING PERSON* IN

1.	SECURITY AND ISSUER.

This statement relates to the common stock (the "Common Stock"), of American Pacific Corporation (the "Company"), the principal executive offices of which are located at 3883 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89169.

2.	IDENTITY AND BACKGROUND.

(a), (b) and (c)

This Schedule 13D is being filed on behalf of Aegis Financial Corporation ("AFC") and Scott Barbee (each a "Reporting Person" and collectively, the "Reporting Persons").

(i) The address of the principal business and principal office of AFC is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott Barbee is the sole shareholder of AFC.

(ii) Scott Barbee's address is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott Barbee is President and sole shareholder of AFC.

(d)	During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	AFC is a Delaware S Corporation.

Scott Barbee is a citizen of the United States of America.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds expended to date by AFC to acquire the 693,802 shares of Common Stock it holds beneficially is $6,389,331. Such funds were provided from Advisory Clients' investment accounts managed by AFC.

The amount of funds expended to date by Scott Barbee to acquire the 10,800 shares of Common Stock he holds is $85,469. Such funds were provided from Scott Barbee's personal funds.

No borrowed funds were used to purchase the Common Stock.

4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired their Common Stock of the Issuer for investment. The Reporting Persons evaluate their investment in the Common Stock on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the “Board”), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

5.	INTEREST IN SECURITIES OF THE ISSUER.

To the best of the Reporting Persons' knowledge based on the information contained in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the aggregate number of shares of Common Stock of the Company outstanding as of July 30, 2012 was 7,622,591 shares.

(A) Aegis Financial Corporation

(a) – (e) Aggregate number of shares beneficially owned: 693,802

               Percentage: 9.10%

(b)	1. Sole power to vote or to direct vote: -0-

2. Shared power to vote or to direct vote: 693,802

3. Sole power to dispose or to direct the disposition: -0-

4. Shared power to dispose or to direct disposition: 693,802

(c)	AFC did not purchase or sell any shares of Common Stock during the past sixty days.

(B) Scott Barbee

(a) –(e) Aggregate number of shares beneficially owned: 704,602

             Percentage: 9.24%

(b)	1. Sole power to vote or to direct vote: 10,800

2. Shared power to vote or to direct vote: 693,802

3. Sole power to dispose or to direct the disposition: 10,800

4. Shared power to dispose or to direct disposition: 693,802

(c)	Scott Barbee did not purchase or sell any shares of Common Stock during the past sixty days.

The Reporting Persons specifically disclaim beneficial ownership in the common stock reported herein except to the extent of their pecuniary interest therein.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the reporting Persons and any other person with respect to any security of the Company.

7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Agreement, dated as of September 26, 2012, among Aegis Financial Corporation and Scott Barbee

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: September 26, 2012

Aegis Financial Corporation

By:	/s/ Scott Barbee
Name: Scott Barbee Title: President

By:	/s/ Scott Barbee
Scott Barbee

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of the Schedule 13D to which this Joint Filing Agreement (this "AGREEMENT") is attached as an Exhibit and any amendments thereto. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date: September 26, 2012

Aegis Financial Corporation

Aegis Financial Corporation

By:	/s/ Scott Barbee
Name: Scott Barbee Title: President

By:	/s/ Scott Barbee
Scott Barbee